[redacted]

09040866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Calvert Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Montgomery Ave., Ste. 1000N
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Wolfsheimer — (301) 951-4800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Blvd., Suite 800	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

APR 09 2009

FOR OFFICIAL USE ONLY
Washington, DC 120

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

AFFIRMATION

I, Ronald M. Wolfsheimer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Calvert Distributors, Inc. (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ronald M. Wolfsheimer 2/27/09

Signature Date

Senior Vice President, Chief Financial and Administrative Officer

Title

Notary Public

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Calvert Distributors, Inc.

We have audited the accompanying statement of financial condition of Calvert Distributors, Inc. (a wholly owned subsidiary of the Calvert Group, Ltd.) (the "Company") as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Calvert Distributors, Inc., at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2009

CALVERT DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 27,820,942
Brokerage fees receivable	3,571
Investments:	
Trading, at fair market value	5,380,151
Income taxes receivable	2,380,228
Prepaid expenses and other assets	3,121,053
Property and equipment, (net of accumulated depreciation of $221,107)	40,536
TOTAL ASSETS	$ 38,746,481

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 340,634
Accrued payroll and related liabilities	874,279
Net due to/from affiliates of Calvert Group, Ltd.	7,341,787
Deferred revenue	1,916,881
Deferred tax liability	364,555
Total liabilities	10,838,136
COMMITMENTS AND CONTINGENCIES:	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share - authorized, 10,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	4,169,478
Retained earnings	23,738,857
Total stockholder's equity	27,908,345
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 38,746,481

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Distribution fees	$ 33,880,522
Load revenues	5,982,818
Investment income	867,657
Brokerage fees - depository accounts	489,513
Other Income	27,540
Total revenues	41,248,050
EXPENSES:	
Product distribution	33,701,223
Salaries and incentive compensation	9,184,091
Broker commissions	6,383,242
Sales and marketing	5,853,104
Employee benefits	2,322,294
Facilities	1,044,082
General and administrative	757,977
	59,246,013
Less:	
Allocation of net revenues and expenses to/from affiliated companies	(26,687,452)
Total expenses	32,558,561
INCOME BEFORE INCOME TAXES	8,689,489
Income taxes	(3,539,714)
NET INCOME	$ 5,149,775

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2008	$ 10	$ 4,169,478	$ 40,789,082	$ 44,958,570
Dividend to Parent	-	-	(22,200,000)	(22,200,000)
Net income	-	-	5,149,775	5,149,775
BALANCE, DECEMBER 31, 2008	$ 10	$ 4,169,478	$ 23,738,857	$ 27,908,345

See notes to financial statements.

CALVERT DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,149,775
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,585
Realized and unrealized loss on investments		544,393
Purchases of marketable securities		(2,269,382)
Sale of marketable securities		594,399
Deferred income tax expense		(295,453)
Increases and decreases in operating activities:		
Brokerage fees receivable		39,729
Income taxes receivable		(3,365,716)
Prepaid expenses and other assets		1,718,968
Accounts payable and accrued expenses		(131,461)
Accrued payroll and related liabilities		(250,021)
Deferred revenue		(901,669)
Due to affiliates, net		1,744,164
Net cash provided by operating activities		2,590,311
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Purchase of Property and Equipment		(26,406)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend to Parent		(22,200,000)
NET DECREASE IN CASH EQUIVALENTS		(19,636,095)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		47,457,037
CASH AND CASH EQUIVALENTS, END OF YEAR	$	27,820,942
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income tax payments	$	7,200,882

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Calvert Distributors, Inc. ("the Company") is a wholly owned subsidiary of Calvert Group, Ltd. (the "Parent"). The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934. The Company provides distribution services to a related group of Calvert Mutual Funds ("Funds") and serves as a broker for deposits with banks and savings institutions. The Company also commits resources to serving institutional and high net-worth clients who access investment management services on a direct basis and through financial intermediaries in the advice channel. The Parent is owned by Acacia Financial Corporation ("Financial"), a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia Life"). Acacia Life is a wholly owned subsidiary of Ameritas Holding Company ("AHC"), which in turn is a wholly owned subsidiary of the UNIFI Mutual Holding Company ("UNIFI").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related notes to financial statements. Significant estimates were made for liabilities related to the distribution fees of Funds that do not have a front-end sales charge. Actual results could differ from those estimates.

Revenue Recognition - Fees for distribution services provided to the Funds, all of which are considered related parties, are contractually based charges accrued daily. Load revenues represent underwriter fees that are determined based on a stated rate for trades executed and are recognized generally on a trade-date basis. Revenues from the sale of B share servicing under the purchase and sales agreement are initially recognized as deferred revenue and amortized into load revenues over the estimated life of the share sale, not to exceed eight years. Mutual fund fees may be subject to periodic approval by the Board of Trustees/Directors and/or shareholders of the respective mutual funds. Fees for brokerage of depository accounts are negotiated with the respective banks and/or savings institutions and are based on the average daily account balances. The fees are recognized as earned.

Cash and Cash Equivalents - The Company's cash equivalents consist principally of highly liquid investments in shares of money market accounts held with the Funds.

Broker Commissions - Commissions primarily represent broker reallowance paid to third party distributors related to their sales of Funds' shares.

Investments - Investment securities are classified based on management's intention on the date of purchase. Securities that management holds principally for the purpose of selling them in the near future are included in a trading portfolio and are reported at fair value. Realized and unrealized gains and losses for investment securities held in the trading portfolio are included in investment income. Fair value is estimated using quoted market prices.

Property and Equipment - Property and equipment are recorded at cost and are depreciated on a straight line basis over an estimated useful life of five years.

Marketing Costs - Marketing costs are expensed as incurred. The Company may assume and pay certain mutual fund advertising and promotional expenses for which it is not reimbursed fully from the Funds.

Recent Accounting Pronouncements

Taxes - In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" - an interpretation of FASB Statement 109 ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken in the course of preparing the Company's tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. FIN 48 is effective for fiscal years beginning after December 15, 2006, however, the Company elected to defer FIN 48 for fiscal year 2008 in accordance with FASB Staff Position FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises.*" The Company accounts for uncertain tax positions in accordance with Statement of Financial Accounting Standard ("SFAS") No. 5, "*Accounting for Contingencies.*" Management does not expect FIN 48 to have a material effect on the Company's financial statements.

Fair Value Measurements - Effective January 1, 2008, the Company adopted FASB SFAS No. 157, "*Fair Value Measurements.*" This standard establishes a single authoritative definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used and requires additional disclosures about fair value measurements.

Various inputs are used in determining the value of Company's investments. These inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level within the hierarchy during the period.

Fair Value Option for Financial Assets and Financial Liabilities - In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" ("SFAS 159"). SFAS 159 provides entities with an option to report certain financial assets and liabilities at fair value with changes in fair value reported in earnings. In addition, it requires disclosures related to an entity's election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS 159 is effective for fiscal year 2008. The Company has chosen not to adopt the fair value option pursuant to SFAS 159.

3. RELATED PARTY TRANSACTIONS

The Company, the Parent, and affiliates consisting of Calvert Administrative Services Company, Calvert Asset Management Company, Inc., and Calvert Shareholder Services, Inc., provide various administrative services to each other. These services include, but are not limited to, legal and accounting, customer servicing, transaction processing, and other administrative services. The Company allocates revenues and expenses to and from its affiliates under written agreement amongst all parties effective as of January 1, 2005 and amended August 11, 2008. These revenues and expenses relate to product distribution, marketing, facilities, rent expense and other general and administrative activities. Accordingly, the Company's financial condition and results of operations do not necessarily reflect what might have occurred had the Company been operated outside its affiliated group. The Company's total expenses include reimbursed charges, net, from its affiliates in the amount of approximately $26,687,000 for the year ended December 31, 2008. Similarly, UNIFI provides oversight and administrative services to the Parent and allocates to the Parent its portion of the cost of such services.

Pursuant to a written agreement with Acacia Federal Savings Bank, an affiliated entity, the Company earned brokerage fees of approximately $397,000 in 2008 from the brokerage depository business. As of December 31, 2008, receivables from Acacia Federal Savings Bank for these brokerage fees were approximately $2,000 and are included in brokerage fees receivable on the statement of financial condition.

As of December 31, 2008, the Company held investments of approximately $5,380,000 in various mutual fund accounts held with the Funds and held cash equivalents of approximately $27,821,000 in various money market accounts held with the Funds for which the affiliated company, Calvert Asset Management, is the investment advisor.

4. EMPLOYEE BENEFIT PLANS

Substantially all employees of the Company participate in a contributory defined contribution plan sponsored by AHC. In addition, certain of the Company's employees participate in an unfunded, non-qualified defined contribution plan. An affiliated company has made contributions to these plans on the Company's behalf under a written agreement with AHC. The Parent's contributions to these plans are based on percentages of employees' salaries and totaled approximately $1,838,000 in 2008.

The Parent has both short-term and long-term incentive compensation plans covering certain active employees of the Company. The Company bases payments under these plans on the attainment of certain performance goals in the current as well as future years.

5. INVESTMENT INCOME

Investment income consists of $1,412,050 of dividend income, unrealized loss on investments of $263,406, and $280,987 of realized loss on investments.

6. INCOME TAXES

The Parent and its Subsidiaries, as "Members" of an "Affiliated Group", are included in the consolidated federal income tax return of UNIFI. The Members' federal tax provisions are determined on a separate-return basis, and they file separate state income tax returns. The Members' current tax sharing agreement with UNIFI is such that one Member may currently utilize the net operating losses of another Member within the Affiliated Group by reimbursing UNIFI, which will compensate any Member for the use of its losses or tax credits. At December 31, 2008, the Company had no state or federal net operating loss carryforwards available.

The provision for income taxes consists of the following for the year ended December 31, 2008:

Current:	
Federal	$ 3,077,888
State	757,279
	3,835,167
Deferred:	
Federal	(256,238)
State	(39,215)
	(295,453)
Income tax provision	$ 3,539,714

Deferred taxes as of December 31, 2008 represent the net tax effect of temporary differences between bases of assets and liabilities for financial reporting and tax purposes as follows:

Deferred tax assets:	
Net unrealized losses on investments	$ 74,542
Deferred tax liabilities:	
Prepaid commissions on B and C shares	(436,096)
Excess of depreciation and amortization for book purposes over allowable amount for tax purposes	(3,000)
Total deferred tax liabilities	(439,096)
Net deferred tax liabilities	$ (364,554)

The effective income tax rate of 41% varied from the statutory federal income tax rate of 35% primarily because of state income taxes, net of federal benefits.

7. PURCHASE AND SALES AGREEMENT

Since April 1, 1998, the Company has been the seller to a purchase and sales agreement of distribution fees of the Funds that do not have a front-end sales charge. The contract gives the purchaser an exclusive right and obligation to purchase future receivable service, distribution payments, and any contingent deferred sales charge on current sales of mutual fund Class B shares. Such contract has been and may continue to be extended with the agreement of both the Company and the purchaser.

The Company follows the provisions of FASB Staff Position No. EITF 85-24-1, "*Application of EITF Issue No. 85-24, 'When Cash for the Right to Future Distribution Fees for Shares Previously Sold is Received from Third Parties'.*" During 2008, the Company amortized to load revenues income of approximately $1,413,500 of advanced payments received and expensed approximately $1,392,000 of deferred broker commissions paid.

Management has reviewed the conditions in the purchase and sales agreement under which the indemnifications could be exercised and, in accordance with FASB Interpretation 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others,*" does not believe that a material liability has been created by the standard business representations and warranties included therein.

8. FAIR VALUE MEASUREMENTS

As described in Note 2, the Company adopted SFAS 157 effective January 1, 2008. SFAS 157 requires that financial assets and liabilities carried at fair value in the financial statements be included in a fair value hierarchy for disclosure purposes. A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows:

Cash and Cash Equivalents – Money market accounts held with the Funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

Investment in Securities – Mutual fund accounts held with the Funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

The following is a summary of the inputs used to value the Company's investments as of December 31, 2008:

Valuation Inputs	**Money Market Funds**	**Equity Securities**	**Total**
Level 1 - Quoted Prices	$ 27,820,942	$ 5,380,151	$33,201,093
Level 2 - Other Significant Observable Inputs	-	-	-
Level 3 - Significant Unobservable Inputs	-	-	-
Total	$ 27,820,942	$ 5,380,151	$33,201,093

9. COMMITMENTS AND CONTINGENCIES

Litigation - The Company is involved in various claims and legal actions arising in the ordinary course of business. Management does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position, results of operations or cash flows.

10. NET CAPITAL REQUIREMENTS

The Company reports its net capital requirement pursuant to the Securities and Exchange Commission's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3 percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2008, the Company had net capital of $20,999,515, which was $20,276,973 in excess of the required net capital of $722,542. The Company's ratio of aggregate indebtedness to net capital was .52 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

CALVERT DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

NET CAPITAL:	
Stockholder's equity	$ 27,908,345
LESS NONALLOWABLE ASSETS:	
Brokerage fees receivable	3,571
Property and equipment - net	40,536
Income taxes receivable	2,380,228
Prepaid expenses and other assets	3,121,053
Total nonallowable assets	5,545,388
Net capital before haircuts on securities	22,362,957
Haircuts on money market mutual funds and investments	(1,363,442)
NET CAPITAL	$ 20,999,515
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 340,634
Accrued payroll and related liabilities	874,279
Due to affiliates	7,341,787
Deferred revenue	1,916,881
Deferred tax liability	364,555
Total aggregate indebtedness	$ 10,838,136
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 722,542
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 20,276,973
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of aggregate indebtedness)	$ 19,915,701
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	51.61%

No material differences exist between the Company's computation, included in Part II of the Focus Report and schedules thereto as of December 31, 2008 filed on January 29, 2009 and the schedule reported herein.

CALVERT DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

Rule 15c3-3 is intended to limit the use of brokers-dealers use of customers' funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $-0- at December 31, 2008. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17-a-5, there are no material differences between this reserve computation required pursuant to Rule 15c3-3 and the corresponding computation prepared by and included in the unaudited part II Focus Report Filing as of the same date.

CALVERT DISTRIBUTORS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

1. Customers' fully paid securities and excess margin requirements not in the respondent's possession or control as of the report date for which instructions to reduce possession or control has been issued for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

   A. Number of Items – NONE

2. Customer's fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of Items – NONE

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 26, 2009

To the Board of Directors of
Calvert Distributors, Inc.

In planning and performing our audit of the financial statements of Calvert Distributors, Inc., (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CALVERT DISTRIBUTORS, INC.
(SEC I.D. No. 8-47915)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2008, Independent Auditors' Report, and Supplemental Report on Internal Control

This report is deemed accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

CALVERT DISTRIBUTORS, INC.
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